Exhibit 99.1

DHX Media Ltd. Announces it is Not Proceeding with Public Offering of Shares

Halifax, NS, July 9, 2015 – DHX Media Ltd. ("DHX" or the "Company") (NASDAQ: DHXM; TSX: DHX.A, DHX.B), a key player internationally in the creation of content for families and children, announces that it will not be proceeding with the public offering of variable voting shares and common voting shares previously announced on July 6, 2015. The termination results from an assessment by DHX’s management that current market conditions are not conducive for an offering on terms that would be in the best interests of DHX’s shareholders. As a result of this termination, no shares will be sold pursuant to the offering.

The offering was being made pursuant to an effective shelf registration statement (File No. 333-205210) filed with the United States Securities and Exchange Commission, as amended and supplemented, and in Canada pursuant to a short form base shelf prospectus filed with the securities regulatory authorities in each of the provinces of Canada, as amended and supplemented.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

For more information, please contact:

Financial Media: Shaun Smith - Director, Corporate Communications, DHX Media Ltd.
shaun.smith@dhxmedia.com
+1 416-977-7230

Investor relations: Joann Head – Manager, Investor Relations, DHX Media Ltd.
joann.head@dhxmedia.com
+1 416-977-7018

About DHX Media

DHX Media Ltd., a key player internationally in the creation of content for families and children, is recognized globally for such brands as Yo Gabba Gabba!, Caillou, Teletubbies, In the Night Garden, Inspector Gadget, Johnny Test, Slugterra and the multiple award-winning Degrassi franchise. The Company is owner of the Family suite of channels, operated as DHX Television. DHX Media Ltd. markets and distributes its library of more than 11,000 half-hours of entertainment programming worldwide, and licenses its owned properties through its dedicated brand-management and consumer-products business, DHX Brands. DHX Media Ltd.'s full-service international licensing agency, Copyright Promotions Licensing Group Ltd. (CPLG), represents numerous entertainment, sport and design brands.

Disclaimer
This press release contains forward looking statements with respect to DHX including the best interests of the Company’s shareholders. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include risk factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under "Risk Factors" in the Company's prospectus supplement, and in the Annual Information Form for the year ended June 30, 2014, and annual Management Discussion and Analysis, which form part of the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither the TSX nor NASDAQ has approved or disapproved of the contents of this press release.